ADMINISTRATIVE SERVICES AND SUPPORT AGREEMENT

Parties:	The Penn Mutual Life Insurance Company (“Penn Mutual”), a Pennsylvania corporation with offices at 600 Dresher Road, Horsham, Pennsylvania and The Penn Insurance and Annuity Company (“PIA”), a Delaware corporation with offices at 600 Dresher Road, Horsham, PA 19044.

Subject:	PIA, a wholly owned subsidiary of Penn Mutual, requires the performance of services to operate its business. Penn Mutual shall perform the services for the benefit of PIA during the term of the Agreement on the terms and conditions contained herein.

Services:	Penn Mutual will provide PIA with such services and facilities as PIA determines to be reasonably necessary to conduct its business (“Services”). See Exhibit A. PIA shall maintain oversight with respect to the Services and functions performed for it by Penn Mutual, and PIA shall monitor and have the right to audit such Services on a annual basis to confirm that such Services meet PIA’s quality and performance standards.

Term:	This Agreement is effective as of January 1, 2022 and shall continue in effect on an annual basis until terminated in accordance with the Termination section of this Agreement.

Payment:

Services provided by Penn Mutual under this Agreement shall be charged to PIA on the basis of Penn Mutual’s direct and directly allocable expenses, reasonably and equitably determined to be attributable to such Services, plus a reasonable charge for overhead, where applicable. Direct and directly allocable expenses shall consist of costs incurred for Services that exclusively and specifically inure to the benefit of PIA. Costs that cannot be allocated directly but for which a cost/benefit relationship can be reasonably identified, shall be included in the allocated costs. Penn Mutual’s allocation methodologies may include policy count, revenue, headcount, service volumes, and square footage and are subject to approval of PIA (which approval shall not be unreasonably withheld). Any such methodology shall allocate such costs equitably and consistently between and among Penn Mutual, PIA and Penn Mutual’s other affiliates. Overhead and administrative and general costs incurred generally for Penn Mutual and its affiliates, and for which a more specific or direct cost allocation methodology is impractical, shall be allocated from time to time using allocations statistics and methodologies developed by Penn Mutual which are fair, equitable and reasonable under the circumstances and which are otherwise consistent with statutory accounting standards and practices as set forth in the Accounting Practices & Procedures Manual of the National Association of Insurance Commissioners (“Accounting Manual”).

PIA shall pay for Services quarterly based on a calendar year beginning January 1 and ending on December 31. Charges shall be billed on the 20th of the month after the previous quarter close and shall be due by the 30th of that month. Charges shall be substantiated by appropriate schedules or documentation. PIA shall, on an annual basis, have the right to review all schedules or documentation supporting all service charges and adjust as appropriate.

The amounts payable for the Services under this Agreement do not include any amounts for sales, use, value-added or proposed goods and services tax or other similar taxes. If any such taxes are found at any time to be required, they will be added to the amounts payable pursuant to this Agreement. The amounts payable shall be payable without deduction or withholding on any account whatsoever and regardless of whether an invoice has been supplied to PIA. If Penn Mutual is required by law to make any such deduction or withholding, PIA shall pay to Penn Mutual such additional amount as may be necessary to enable Penn Mutual to receive a net amount equal to the full amount which would otherwise have been payable pursuant to this Agreement, unless such deduction or withholding is made by reference to net income. If Penn Mutual is required to withhold taxes that are refundable to Penn Mutual, then such taxes will be withheld from amounts payable.

The calculation and settlement of amounts due under this Agreement shall be subject to, and shall comply with, the Accounting Manual.

PIA shall not advance funds to Penn Mutual except to pay for Services as contemplated by this Agreement. Penn Mutual shall not advance funds to PIA under this Agreement except to the extent that the Services include payment of amounts to third-parties for such Services (which amounts shall thereafter be reimbursed to Penn Mutual by PIA in accordance with the requirements of this Agreement). Funds and invested assets of each insurer are the exclusive property of the insurer, held for the benefit of the insurer and are subject to the control of the insurer.

See Exhibit B for Planned 2022 allocated expenses.

Books and Records:

Penn Mutual and PIA shall each maintain appropriate books and records documenting the Services provided, the costs incurred and the amounts charged under this Agreement (collectively, “Books and Records”). Upon request, each party shall make the Books and Records held by it available to the counterparty during business hours for inspection and copying by an authorized representative of the counterparty. Penn Mutual will furnish to PIA such information as may be reasonably required to audit and confirm the Services rendered, costs allocated and amounts charged hereunder to PIA.

Books and Records maintained by Penn Mutual with respect to Services (“PML Books and Records”) shall be the property of, be held for the benefit of and be subject to the control of Penn Mutual, but PIA shall at all times have the right to review and be provided complete copies of all such PML Books and Records.

Books and Records maintained by PIA with respect to Services (“PIA Books and Records”) shall be the property of, be held for the benefit of and be subject to the control of PIA, but Penn Mutual shall at all times have the right to review and be provided complete copies of all such PIA Books and Records.

If PIA is made the subject of receivership or other proceedings under 18 Del. Code §§ 5901 et seq., PIA shall promptly and continuously make the PIA Books and Records available to PIA’s Statutory Successor (as hereinafter defined).

If Penn Mutual is made the subject of receivership or other proceedings under 40 P.S. § 221.1 et seq., Penn Mutual shall promptly and continuously make Penn Mutual’s Books and Records available to Penn Mutual’s Statutory Successor.

The term “Statutory Successor” means and includes any conservator, rehabilitator, liquidator or other statutory representative appointed or otherwise designated to manage or supervise the affairs and operations of (i) PIA under the Delaware insurance insolvency laws, or (ii) Penn Mutual under the Pennsylvania insurance insolvency laws.

Reservation of Rights:	Penn Mutual shall not be obligated to modify the Services, subject of this Agreement, to conform to PIA’s future needs but Penn Mutual shall use best efforts to accommodate PIA’s needs during the Term. Penn Mutual shall only be required to provide the Services as they are constituted on the effective date of this Agreement. Penn Mutual shall at all times during the Term of this Agreement have the right to amend/modify the Services at any time to conform to Penn Mutual’s needs. Penn Mutual shall give PIA not less than thirty (30) days prior written notice of any such material amendment or modification. PIA reserves the right to obtain some or all of the Services from any third party and/or to provide such Services internally.

Confidential Information:	In connection with its performance under this Agreement, each party (a “Receiving Party”) may be supplied with materials and information, whether transmitted in written, oral, magnetic form or any other medium, concerning the other party by or on behalf of such other party (the “Disclosing Party”) and its affiliates which is non-public, confidential or proprietary in nature (the “Confidential Information”). Confidential Information shall mean personally identifiable information (PII), protected health information (PHI), and electronic protected health information (ePHI) as well as confidential and proprietary business information as including, but not limited to, inventions, proprietary information and business matters or affairs, including, but not limited to, processes, systems, methods, formulas, patents, patent applications, machinery, materials, research activities and plans, business proposals, production cost data, contracts, employee information. Confidential Information shall also include Personal Information, which means information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly to, a natural person, including information that meets the definition “personal information,” “personal data,” “personally identifiable information,” “sensitive personal information,” or similar term under applicable Law, including, but not limited to the California Consumer Privacy Act (Cal.Civ.Code §1798.100 et.seq.) and state data breach notification laws. Each party may be given direct access into the other party’s computer systems and network, thereby giving the Receiving Party direct access to Disclosing Party’s Confidential Information. Confidential Information does not include information that: (i) has become part of the public domain through no act or omission of the Receiving Party; (ii) to Receiving Party’s knowledge, was lawfully disclosed to the Receiving Party without restriction on disclosure by a third party (other than on behalf of the Disclosing Party); (iii) was developed independently by the Receiving Party; or (iv) is or was lawfully and independently provided to the Receiving Party prior to disclosure hereunder from a third party who to the Receiving Party’s knowledge is not and was not subject to an obligation of confidentiality or otherwise prohibited from transmitting such information.

The Receiving Party shall receive and use Confidential Information of the Disclosing Party solely for purposes of receiving or providing Services under this Agreement and for the work and transactions contemplated hereby. The parties may not retain, sell or otherwise disclose any Confidential Information for any purpose other than to provide the Services in this Agreement or retain, use or disclose Confidential Information outside of the direct relationship between the parties; provided, however, that the Receiving Party may disclose any such Confidential Information to its employees, affiliates, representatives, agents, accountants, attorneys and other confidential advisors who need to know the Confidential Information for purposes of the work and transactions contemplated by this Agreement. In accordance with Title V of the Gramm-Leach-Bliley Act of 1999 (“GLB Act”) and its implementing regulations and Regulation S-P promulgated by the United States Securities and Exchange Commission, the Receiving Party will not disclose any non-public personal information as defined in the GLB Act and in Regulation S-P regarding any customer; provided, however, that the parties may disclose such information as necessary in the ordinary course of business to carry out the purposes for which such information was disclosed to Penn Mutual, or as may be required by law. The parties agree to use reasonable precautions to protect and prevent the unintentional disclosure of such non-public personal information. In the event that the Receiving Party is required by law or requested by any governmental agency or other regulatory authority (including any self-regulatory organization having jurisdiction or claiming to have jurisdiction over the parties) or pursuant to legal process to disclose any of the Confidential Information or non-public personal information, the Receiving Party shall exercise reasonable efforts to provide the Disclosing Party with written notice of any such request or requirement, to the extent permissible and practicable under the circumstances, so that the parties may seek a protective order or other appropriate remedy and confer for the purposes of limiting any proposed disclosure to that which is required by law. Any Confidential Information which is given to the Receiving Party under the terms of this Agreement shall remain the property of the Disclosing Party. The Receiving Party will, upon termination of this Agreement, securely return or destroy all records, electronic or otherwise, containing any Confidential Information. Disposal may be achieved through delivery of all copies of such records to the Disclosing Party or through destruction in a manner that renders the records unreadable and undecipherable by any means consistent with a data protection law. Upon the Disclosing Party’s request, the Receiving Party will provide written confirmation of the disposal of Confidential Information consistent with this Section.

All products, books, records and files created, established or maintained by employees of Penn Mutual on behalf of PIA, which, if created, established or maintained by employees of PIA, would have been owned by PIA, shall be the property of PIA and shall be subject to examination by persons authorized by PIA during reasonable business hours and shall be delivered to PIA or its designees as requested.

Information Security:	Each Party shall maintain effective information security measures to protect Confidential Information from unauthorized disclosure or use, including measures as required by applicable law. Each Party must hold Confidential Information to at least the same extent that the Party maintains its own Confidential Information, but no less than a reasonable standard of care or any higher standard of care required by applicable law. Each Party shall provide each other with the information regarding such security measures upon the reasonable request of the other Party and promptly provide the other with information regarding any failure of such security measures or any security breach related to Confidential Information.

(1) Security Breach. “Security Breach” means any act or omission that materially compromises either the security, confidentiality or integrity of Confidential Information or the physical, technical or organizational safeguards put in place by each party, that relate to the protection of security, confidentiality or integrity of Confidential Information. Without limiting the foregoing, a material compromise shall include unauthorized access to or disclosure or acquisition of Confidential Information.

(2) Breach Notification. In the event of a security breach, each Party will provide immediate and direct notification to the other Party. Each Party agrees that no public statements will be made regarding a network, or security breach involving client data without prior written approval from the other Party.

(3) Expenses. Each party shall at its own expense take reasonable steps to immediately contain and remedy any Security Breach and prevent any further Security Breach, including, but not limited to taking any and all action necessary to comply with applicable privacy rights, laws, regulations and standards. The party that sustains a Security Breach shall reimburse the non breaching Party for all reasonable costs incurred by the non-breaching Party in responding to, and mitigating damages caused by, any Security Breach, including all costs of remediation and/or notice of the Security Breach to be provided to any individuals, regulators, law enforcement agencies, consumer reporting agencies or others as required by law or regulation.

Termination:	This Agreement may be terminated as follows:

(1) By either party for convenience, on not less than thirty (30) days’ prior written notice to the counterparty.

(2) By either party for cause, consisting of fraud, willful misconduct or material breach of the counterparty. Termination for fraud or willful misconduct under this clause shall be effective upon delivery of written notice to the counterparty. Termination for material breach under this clause shall take effect upon the termination date set forth in the written notice of such termination which shall be no less than fifteen (15) days following delivery of such notice (“Notice Period”); provided however, that such termination shall not take effect if the breach is cured to the reasonable satisfaction of the terminating party within the Notice Period.

Penn Mutual shall use its best efforts to assist PIA in acquiring from independent third parties those services, subject of this Agreement, as PIA may require upon termination of this Agreement or upon termination of any single service agreement attached hereto.

Insolvency:

If PIA is made the subject of receivership or other proceedings under 18 Del. Code §§ 5901 et seq., (i) the rights of PIA under this Agreement shall extend to the Delaware Insurance Commissioner and any receiver, liquidator or rehabilitator appointed to manage the affairs of PIA (collectively, “Statutory Successor”); (ii) Penn Mutual shall not thereupon have the automatic right to terminate this Agreement; and (iii) Penn Mutual will continue to maintain systems, programs and other infrastructure for the servicing of PIA and shall make such available to the Statutory Successor for as long as Penn Mutual continues to receive timely payment for Services rendered hereunder.

If Penn Mutual is made the subject of receivership or other proceedings under 40 P.S. § 221.1 et seq., (i) the rights of Penn Mutual under this Agreement shall extend to the Pennsylvania Insurance Commissioner and any receiver, liquidator or rehabilitator appointed to manage the affairs of Penn Mutual (collectively, “Statutory Successor”); and (ii) PIA shall not thereupon have the automatic right to terminate this Agreement.

Indemnification:

Penn Mutual shall indemnify, defend and hold PIA harmless from and against any and all loss, damage, liability, cost and expense, including reasonable attorneys’ fees, incurred as a result of a breach by Penn Mutual of its obligations under this Agreement or which otherwise results from or arises out of a negligent or knowingly wrongful act or omission to act on the part of Penn Mutual under or in connection with this Agreement, the Services or the work and transactions contemplated hereby.

PIA shall indemnify, defend and hold Penn Mutual harmless from and against any and all loss, damage, liability, cost and expense, including reasonable attorneys’ fees, incurred as a result of a breach by PIA of its obligations under this Agreement or which otherwise results from or arises out of a negligent or knowingly wrongful act or omission to act on the part of PIA under or in connection with this Agreement or the work and transactions contemplated hereby.

Successors And Assigns:	All covenants and agreement contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of such parties. Any party may not assign this Agreement without prior written consent of the other party hereto.

Modification, Amendment or Waiver:	No modification, amendment, or waiver of this Agreement shall be effective unless approved in writing by both parties hereto. A party’s failure at any time to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of each party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Independent Contractor:	Penn Mutual shall render the services provided hereunder as an independent contractor in accordance with its own standards, subject to its compliance with provisions of this Agreement and with all applicable laws, ordinances and regulations.

Entire Agreement:	This Agreement embodies the complete agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. \

Governing Law:	This Agreement shall be construed as to validity, performance and enforcement in accordance with and governed by the laws of the Commonwealth of Pennsylvania.

Further Assurances:	The parties hereto shall execute such further documents or instruments and take such further action as may be reasonably requested by the other to effect the purposes of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement with an effective date of January 1, 2022.

THE PENN MUTUAL LIFE INSURANCE COMPANY		THE PENN INSURANCE AND ANNUITY COMPANY

By:		By:
Title:	CFO	Title:	Vice President and Controller
Date:	February 14, 2022	Date:	February 8, 2022

Administrative Services and Support Agreement

List of Services Provided

Exhibit A

Executive and Administrative. Penn Mutual assists in the corporate executive administration of PIA. In order to promote the efficient operation of PIA, certain of Penn Mutual’s executive and administrative personnel keep themselves informed of all aspects of PIA’s operations and serve as consultants to PIA. Penn Mutual makes recommendations relating to the adoption and implementation of management policies and programs, financial policies and programs, operating procedures and practices, additions to and improvements of property, plant and equipment, and development and modification of PIA’s marketing means and methods and business plans and programs.

Legal. Penn Mutual’s legal staff shall provide PIA with such legal services, advice, consultation and representation as may be requested in respect of regulatory, compliance, transactional, litigation and other matters as required by PIA from time to time.

Data Processing. Penn Mutual shall furnish PIA with data processing services, equipment and facilities required for the operations of PIA and for the management and administration of its business, including, without limitation, the following:

(a) Installation and maintenance of such software, hardware, telecommunications equipment and facilities as PIA may require.

(b) Availability of mainframe capacity for batch and on-line data processing requirements.

(c) Disaster recovery, including archival of programs, data files, records and reports at an off-site facility.

(d) Development and implementation of security measures to ensure that third parties shall not have access to PIA’s data files, records, reports and programs.

(e) Such other data processing services, equipment and facilities as may reasonably be required by PIA from time to time.

The PIA acknowledges that all computer programs, tutorials and related documentation made available by Penn Mutual or by Penn Mutual’s third-party suppliers (the “Software”) are and shall remain the exclusive property of Penn Mutual or such third-party supplier, as applicable. Penn Mutual warrants and represents that it is either the legal titleholder or a duly authorized licensee of the Software and that the Software, and the use of the Software in rendering the services hereunder, will not infringe upon or otherwise violate the terms of any validly issued and outstanding patent, copyright or trademark. If necessary for the purposes of this Agreement, Penn Mutual shall grant to PIA (or, if applicable, may arrange with any third-party Software supplier for the granting of) a personal non-exclusive, non-transferable right and license (or sublicense, as applicable) to use the Software for PIA’s internal, end-user purposes during the term of this Agreement.

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Treasury. Penn Mutual will provide treasury services to PIA, including advice on the development and implementation of financing programs, preparation of financial analyses and studies, advice concerning arrangements for bonds or escrow accounts and assistance in the preparation of necessary papers, documents, statements, applications and declarations. Penn Mutual will assist in cash management, establishment of bank credit lines, collection policies and development of investment programs and practices.

Corporate Secretarial. Penn Mutual will assist PIA in the maintenance of its official corporate records, minute books, charters, bylaws, contracts, deeds, stockholder records, the preparation and issuance of stock certificates and the performance of duties related to the transfer of stock. Penn Mutual will perform such other corporate secretarial functions as may be requested.

Marketing. Penn Mutual will provide PIA with general marketing consultation to include, by way of example only, client and product development, and the structuring of joint venture and other business combinations with third parties.

Recordkeeping and Reporting. Penn Mutual shall assist PIA with recordkeeping and reporting including particularly, but without limitation, recordkeeping and reporting assistance in the following areas:

(a) Recordation and reporting of the business, including periodic accounting of income, fees, and disbursements.

(b) Preparation, maintenance and reporting of PIA’s general accounting records, financial reports, regulatory reports and filings.

(c) Recordation and reporting relative to federal, state and local tax returns and regulatory filings.

(d) Compliance with records retention rules and requirements for the data files, records and reports of the business in accordance with applicable laws, regulations, third-party contract terms and PIA’s internal record retention policies.

Purchasing Services. Penn Mutual will advise and assist PIA in connection with purchases of equipment, materials and supplies.

Insurance Services. Penn Mutual will advise and assist PIA in all insurance matters, including without limitation, obtaining policies of insurance and pursuing and settling insurance claims.

Tax Services. Penn Mutual’s Tax Department will provide tax services to PIA including, without limitation: (i) tax compliance, return preparation and estimated quarterly tax payments; (ii) tax accounting including GAAP and statutory accounting and footnote preparation; (iii) audit support; (iv) tax planning, budgeting, forecasts and research; and (v) correspondence with, and representation before, tax authorities.

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Service Operations. Penn Mutual’s Service Operations Department will perform various functions such as claim processing, enrollment processing and recording, customer service for PIA.

Internal Audit- Penn Mutual’s Internal Audit group will perform various function to ensure proper controls and procedures are being followed and adhered to.

Actuarial Services- Penn Mutual will provide actuarial valuation and product development services.

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Administrative Services and Support Agreement

Penn Mutual - PIA

2022 Planned Allocations

Exhibit B

Expenses charged to PIA for services provided are based on the amount of business in PIA. PIA volumes, which vary each quarter, are applied to a standard cost to determine expenses Penn Mutual allocates to PIA.

	Estimated Expense	Methodology
Single Life Fixed UL
New Commissions	4,915,304	65.54% of new commissions to issue policies
New Policies	563,300	$524.00 for each new policy to issue
Renewal Cash Premium	1,119,819	1.60% of every $1 of renewal cash premium
Inforce Amount	1,087,500	15.00% of every $1000 of inforce in support
Inforce Policies	1,410,022	$122.61 for each inforce policy in support

Total	$ 9,095,944	(a)
Single Life Indexed UL
New Cash Premium (up to target)	$14,461,162	34.93% of every $1 of new cash premium up to target
New Cash Premium (excess)	588,613	0.95% of every $1 of new cash premium in excess of target
New Policies	786,000	$524.00 for each new policy to issue
Inforce Amount	3,040,000	16.00% of every $1000 of inforce in support
Inforce Policies	2,629,908	$131.50 for each inforce policy in support

Total	$21,505,683	(b)
Joint Life UL
New Cash Premium (up to target)	$ 1,947,939	33.73% of every $1 of new cash premium up to target
New Cash Premium (excess)	92,220	0.86% of every $1 of new cash premium in excess of target
New Policies	75,520	$944.00 for each new policy to issue
Inforce Amount	2,400,000	16.00% of every $1000 of inforce in support
Inforce Policies	453,659	$131.50 for each inforce policy in support

Total	$ 4,969,338	(c)
Variable UL
New Cash Premium (up to target)	$ 3,893,213	37.08% of every $1 of new cash premium up to target
New Cash Premium (excess)	174,668	0.90% of every $1 of new cash premium in excess of target
New Policies	262,000	$524.00 for each new policy to issue
Inforce Amount	7,510	17.00% of every $1000 of inforce in support
Inforce Policies	69,079	$131.50 for each inforce policy in support

Total	$ 4,406,469	(d)
Indexed Annuities
New Premium	$239,597	1.20% of every $1 of new cash premium
New Policies	11,200	$112.00 for each new policy to issue
Inforce Policies	132,505	$139.48 for each inforce policy in support

Total	$ 383,302	(e)
Variable Annuities
Inforce Policies	97,635	(f) $139.48 for each inforce policy in support
Payout Annuities
Inforce Policies	16,107	(g) $32.87 for each inforce policy in support
PIA Allocated General Operating Expense	$40,474,479	(a)+(b)+(c)+(d)+(e)+(f)+(g)

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